

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

<u>Via E-mail</u>
Mr. David Brooks
Chief Financial Officer
Ecosphere Technologies, Inc.
3515 S.E. Lionel Terrace
Stuart, Florida 25663

> **Re:** **Ecosphere Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 2, 2013**
> **Form 8-K dated May 24, 2013**
> **Filed May 31, 2013**
> **File No. 000-25663**

Dear Mr. Brooks:

We have reviewed your response dated August 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated May 24, 2013</u>

1. Please refer to our prior comment 1. Please explain your basis for including the $29 million gain as an adjustment to your pro forma income statement in light of the guidance in 11-02(b)(5) of Regulation S-X which indicates that material nonrecurring charges or credits which result directly from the transaction should be disclosed separately and not included in the pro forma income statement.

2. We note from your response to our prior comment 2 that you determined the fair value of your retained interest in EES based on the implied fair value of the company using the $6 million cash consideration paid for the 12% interest purchased. Please respond to the following:

    -   Please tell us if any additional procedures were performed to determine or corroborate the fair value of EES, and explain why or why not. While we note from your response that you sold additional shares in July 2013, it appears the sale was to the same party.
    -   Please tell us about your relationship with FNF, including any transactions you have entered into with FNF and their ownership interest in EES.
    -   We see that FNF purchased an additional 8% of EES in July 2013 and you extended another offer to FNF to purchase an additional 12% of EES through the end of 2013, which if exercised, would appear to give FNF control of EES. Tell us how you considered the multiple arrangements discussed in FASB ASC 810-10-40-6 as part of your determination of the fair value of the EES and your overall accounting for the transactions.

You may contact Praveen Kartholy at (202) 551-3778 or Julie Sherman at (202) 551-3640 if you have questions regarding our comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief